U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   0-16196

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  September 30, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
 ☐  Transition Report on Form 11-K
 ☐  Transition Report on Form 10-Q
 ☐  Transition Report on Form N-SAR
For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Host America Corporation
Full Name of Registrant

__________________________________
Former name if applicable

Two Broadway
Address of principal executive office (Street and number)

Hamden, Connecticut  06518
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

                State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                The delay in filing our 10-K has precluded our timely filing of the first quarter 10-Q for the period ended September 30, 2005.  The 10-Q is anticipated to be filed soon after the filing of our 10-K.  Please also see disclosure under Part IV(3) of this Form 12b-25.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

David Murphy	203	248-4100

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).             ☐  Yes         ☒  No

                Form 10-K for year ended June 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☒  Yes         ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Host has incurred additional non-cash charges in the first quarter ended September 30, 2005 with relation to the conversion of the Laurus Master Funds debt into equity which included beneficial conversion charges recorded in interest expense and the recognition of unamortized debt discounts and deferred financing charges.  Other non-cash charges associated with the adoption of the recent accounting pronouncement for expensing stock options was also recorded.  Additionally, Host has experienced increases in legal costs associated with recent legal developments.  These charges have negatively impacted the net loss for the first quarter ended September 30, 2005 as compared to the corresponding period ended September 30, 2004.

                Specifically, the conversion of the Laurus debt provided a non-cash charge of approximately $3.7MM, stock option expense associated with the recent accounting pronouncement resulted in a non-cash charge of approximately $900K and legal fees increased approximately $660K.

Host America Corporation

                Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2005	By	/S/ David J. Murphy Executive Vice President, Chief Financial and Accounting Officer